UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant’s name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the nine months ended September 30, 2007, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

ULTRAPETROL (BAHAMAS) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the “Company”) and subsidiaries for the nine months ended September 30, 2007 and 2006 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with approximately 535 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including five in operation, one under construction in Brazil to be delivered by the end of 2008, four under construction in India and two being contracted to be built in China (with an option for further two) to be delivered commencing in 2009.

Our Ocean Business owns and operates eight oceangoing vessels, including three Handysize/small product tankers which we employ in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, to which we have recently added one Capesize vessel and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate capacity of approximately 733,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

Our Passenger Business fleet consisted during most of 2007 of two vessels with a total carrying capacity of approximately 1,600 passengers operating  primarily in the European cruise market. We have recently sold the largest of our passenger vessels reducing our capacity to approximately 500 passengers only.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in 2007

On January 2, 2007, we drew down on the initial $37.5 million of the $61.3 million facility agreed with DVB Bank AG and on March 7, 2007 we completed the drawdown of this facility.

On January 5, 2007, we took delivery of the product tanker Alejandrina and paid the 90% balance of the purchase price, or $15.3 million. She was positioned for employment in the South American cabotage trade where she commenced service in March 2007.

On January 29, 2007, we entered into a $13.6 million senior secured term loan agreement with Natixis as post-delivery finance for the acquisition of the Alejandrina.

On February 21, 2007, we entered into two shipbuilding contracts with a shipyard in India to construct two PSVs with deliveries commencing in 2009, with an option for two more. The price for each new PSV to be built in India is $21.7 million to be paid in five installments of 20% each prior to delivery.

On March 7, 2007, we executed a Stock Purchase Agreement and other complementary agreements with the Shareholders of Compania Paraguaya de Transporte Fluvial S.A. (“CPTF”) and Candies Paraguayan Ventures LLC (“CPV”) whereby we purchased 100% of the stock of CPTF and CPV. Through the purchase of these two companies, we acquired ownership of one 4,500 HP pushboat (the Captain Otto Candies) and twelve Jumbo 2,500 dwt barges (Parana barges) all built in the United States in 1995. The total purchase price paid by us under the respective agreements was $13.8 million.

On March 11, 2007, we signed an agreement with Maritima SIPSA S.A. through which we postponed the date for exercising our repurchase option of the Princess Marina until September 25, 2007.

On March 19, 2007, we paid $8.7 million corresponding to the first installment under the building contracts of the two PSVs under construction in India.

On April 3, 2007, the Miranda I was dry docked in Buenos Aires to begin its conversion to double hull.

On April 19, 2007, we successfully completed a follow-on offering of 12,650,000 shares of our common stock priced at $19.00 per share. The offering included 5,903,922 shares offered by existing shareholders and 5,096,078 shares issued by us. It also included the exercise of an over-allotment option by the underwriters of the offering comprising 1,650,000 shares from one of the selling shareholders. We did not receive any of the proceeds from any sale of common stock by the selling shareholders. The offering raised approximately $92 million in primary gross proceeds for us.

On May 9, 2007, we entered into a Forward Freight Agreement (“FFA”) whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Limited (“BNP Paribas”) with LCH Clearnet (“LCH”), a London clearing house, to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $80,000 (eighty thousand U.S. Dollars) per day.

On May 10, 2007, we entered into a second FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $79,500 (seventy nine thousand and five hundred U.S. Dollars) per day.

On May 15, 2007, we entered into a third FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 366 days (every calendar month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $77,250 (seventy seven thousand two hundred and fifty U.S. Dollars) per day.  On that same day, we took delivery of the fifth PSV in our Offshore Supply Business fleet, UP Diamante, from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

On May 23, 2007, we entered into a fourth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2009 up to December 2009 both inclusive) in exchange for a fixed rate of $51,000 (fifty one thousand U.S. Dollars) per day. On the same day, we entered into a fifth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 46 days (16 days in October 2007 and 15 days in each of November and December 2007) in exchange for a fixed rate of $85,000 (eighty five thousand U.S. Dollars) per day.

On June 13, 2007, we entered into a sixth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 45 days (15 days per month in July, August and September 2007) in exchange for a fixed rate of $74,750 (seventy four thousand seven hundred and fifty U.S. Dollars) per day.

On June 13, 2007, we exercised the option to build two further PSVs in India with deliveries in March and July 2010.

On June 14, 2007, we entered into various purchase agreements to acquire 33 Mississippi barges and one 3,950 HP pushboat in the United States. This equipment was loaded on a semi submersible vessel, and arrived in the Hidrovia on July 24, 2007. The total cost of the load-out operation (which includes amongst other things: purchase price of the equipment, loading, transport and unloading costs, etc.) was approximately $13.8 million.

On June 28, 2007, the Miranda I was again delivered to her charterers after finishing her double hull conversion in Argentina.

On July 10, 2007, we signed a Memorandum of Agreement (MOA) to sell our Aframax vessel Princess Marina after the delivery of the vessel back to us for a total purchase price of $18.7 million.

On July 10, 2007, we contracted to purchase 18 (eighteen) new heavy fuel engines from a Danish maker to replace and repower some of our large and medium-sized push boats in our River Business. The total purchase price of the engines is approximately €15.6 million, with deliveries ranging between March and December 2009.

On July 17, 2007, the Amadeo was redelivered to us by the yard after finishing her double hull conversion in Romania. She sailed to South America and started a long term employment on August 31, 2007.

On July 17, 2007, we placed the first firm order for part of the main equipment of our new yard for building barges in the Hidrovia region. The total purchase price for this portion of the equipment is $2.0 million.

On July 25, 2007, we reached an agreement with a shipyard in China to construct two PSVs with deliveries commencing in second half 2009 with an option for two more PSVs. The price for each new PSV to be constructed in China is $25.0 million to be paid in five installments of 20% of the contract price each, prior to delivery. Our obligations under this agreement are contingent upon the Yard obtaining a suitable refund guarantee for this contract.

On July 31, 2007, we signed a Contract of Affreightment (COA) with a large Brazilian iron ore producer through which our River Business will transport a minimum of 6.4 million tons of iron ore / pig iron over a period of approximately seven years commencing in September 2007, with options to increase contractual volumes between 21% and 93%, declarable on a yearly basis.

On August 10, 2007, we purchased the property where our new yard for building barges in Argentina will be built. The purchase price paid for the property is, approximately, $2.5 million.

On September 26, 2007, we entered into a purchase agreement to acquire 12 Mississippi barges in the United States as part of a possible further shipment of 33 barges and one pushboat to be effected in the first quarter of 2008.

Recent Developments

On October 11, 2007, the Princess Marina was delivered to her buyers, for a total net price of $18.1 million.

On October 12, 2007, we entered into a 3-year, $15.0 million, revolving non-secured Credit Agreement with Banco BICE. Our obligations under the Credit Agreement are guaranteed by three of our subsidiaries.

On October 19, 2007, we entered into a Memorandum of Agreement (MOA) to acquire the Peace Glory (to be renamed Princess Marisol), a 166,000 dwt Capesize vessel, for a total purchase price of $57.0 million. We expect to take delivery of the ship during November 2007.

On October 22, 2007, we entered into an MOA to sell our largest passenger vessel New Flamenco for a total purchase price of $24.3 million. The vessel was delivered to her buyers on November 6, 2007.

On October 29, 2007, we drew down $15.0 million under the BICE Credit Agreement.

On October 31, 2007, we entered into a $25.0 million senior secured term loan agreement with DVB Bank AG.

On October 31, 2007, we and three of our subsidiaries entered into an amendment to the BICE Credit Agreement (and the corresponding amendments to the guarantees), whereby the revolving line was temporarily increased by $10.0 million (up to $25.0 million) and we agreed further to enter (through a subsidiary of ours) into a 4-year term secured loan with BICE for a post-delivery financing of the Princess Marisol by January 7, 2008. Upon the entering into the BICE term loan the revolving line will have a limit of $10.0 million (down from $25.0 million).

On November 1, 2007, we drew down $25.0 million under the DVB Bank AG senior secured term loan agreement.

On November 2, 2007, we drew down $10.0 million under the amended BICE Credit Agreement.

On November 6, 2007, we delivered the New Flamenco to her buyers, receiving proceeds before commissions and expenses associated with the sale of $24.3 million.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following operating segments: the River Business, Offshore Supply Business, Ocean Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant intersegment transactions.

Revenues

In our River Business, we contract for the carriage of cargoes, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

In our Offshore Supply Business we contract our vessels under Time Charter in both Brazil and the North Sea. During the first quarter of 2006, prior to the acquisition of 66.67% of the stock of UP Offshore, the revenues and expenses of UP Offshore were not consolidated with ours; however, two PSVs owned by UP Offshore were operated by us in the North Sea under charters. The revenues of these charters were recognized in our financial statements.

In our Ocean Business, we contract our vessels either on a time charter basis or on a COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and
•	The charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and
•	We pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

One of our passenger vessels has been chartered to a European tour operator who guarantees a minimum number of passengers and pays for fuel and port expenses.  Our other passenger vessel operates in 3, 4 and 7-day cruises in Greece, Turkey and Israel on a full ticket revenue basis; we pay for fuel and port expenses and there is no guaranteed minimum number of passengers.   In this sense, the earnings of this vessel are similar in nature to a COA.

Time charter revenues accounted for 52% of the total revenues from our businesses for the first nine months of 2007, while COA revenues accounted for 48%. With respect to COA revenues in the first nine months of 2007, 79% were in respect of repetitive voyages for our regular customers and 21% in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operation in our River Business occurs in the Parana and Paraguay Rivers, and any changes adversely affecting either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the nine months ended September 30, 2007. During the first nine months of 2007 the international dry bulk freight market was on average higher than it was in the first nine months of 2006.

In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to vessels’ operating expenses, our other primary sources of operating expenses in 2007 included general and administrative expenses.

In our River Business, our voyage expenses include port expenses and fuel as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services.

In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the employment so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages for passengers if such amounts are for our account under the employment agreement.

Through our River Business, we own a dry dock and a repair facility for our River Business fleet at Pueblo Esther, Argentina, land for the construction of two terminals and a shipyard in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion (Paraguay) and Buenos Aires (Argentina) and a repair and shipbuilding facility in Ramallo (Argentina).

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil and Aberdeen, United Kingdom. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Additionally, we hold a lease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

During the nine months ended September 30, 2007, 80% of our revenues were denominated in U.S. Dollars, 9% of our revenues were denominated and collected in British Pounds, 9% of our revenues were denominated and collected in Euros and 2% of our revenues were denominated and collected in Brazilian Reais. Furthermore, 2% of our total revenues were denominated in U.S. Dollars but collected in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies. Significant amounts of our expenses were denominated in U.S. dollars and 27% of our total out-of-pocket operating expenses were paid in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies.

Our operating results, which we report in U.S. Dollars, may be affected by fluctuations in the exchange rate between the U.S. Dollar and other currencies. For accounting purposes, we use U.S. Dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. Dollars at the average exchange rate prevailing on the month of each transaction.

Some of our subsidiaries account for in local foreign currencies. The exchange rate variations of those foreign currencies and the U.S. Dollar may create exchange rate gains or losses which, when accounted for under U.S. GAAP, may require an accrual for assumed taxable income caused by those fluctuations in the rate of exchange.

Inflation and Fuel Price Increases

We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

In 2006 and thereafter, we negotiated and intend to continue to negotiate fuel price adjustment (“pass-through”) clauses in most of our River Business contracts of affreightment.

In our Ocean Business, inflationary pressures on bunker (fuel) costs are not expected to have a material effect on our immediate future operations which are currently time chartered to third parties, since –under time charter contracts- it is the charterer who pays for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

In the Offshore Supply Business the risk of variation of fuel prices under the vessels’ current employment is borne by the charterers, since they are generally responsible for the supply of fuel.

In our Passenger Business, our results of operations are exposed to changes in bunker prices.

Forward Freight Agreements

We enter into Forward Freight Agreements (“FFAs”) as economic hedges to reduce our exposure to changes in the spot market rates earned by some of our vessels in the normal course of our Ocean Business. By using FFAs, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical voyages at fixed rates. FFAs are executed through LCH, a London clearing house, with whom we started to trade during May 2007. Although LCH requires the posting of collateral, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to its positions in FFAs and could suffer substantial losses from these activities in the event its expectations prove to be incorrect. We enter into FFAs with an objective of either economically hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of September 30, 2007, we were committed to FFAs with a fair value (non-cash loss) of $33.5 million as a liability, which has been offset against the cash collateral funded of $42.0 million. These contracts settle between October 2007 and December 2009. The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts.

Certain FFAs qualified as cash flow hedges for accounting purposes at September 30, 2007 with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as a loss amounting to $19.2 million. The qualification of a cash flow hedge for accounting purposes may depend upon the predicted routes of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into as economic hedge instruments. A significant difference between both may result in amounts previously accounted for as other comprehensive income (loss) being reclassified as unrealized profits or losses in our statement of income at that time. All qualifying hedges together with FFAs that do not qualify for hedge accounting are shown at fair value in our balance sheet.

At September 30, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $33.5 million. The Company recorded an aggregate net unrealized loss of $14.3 million and a net realized loss of $1.9 million for the nine month period ended September 30, 2007, which are reflected on the Company’s statement of income as Other income (expenses) – Net loss on FFAs for transactions involving FFAs, which have not been designated as hedges for accounting purposes and for the ineffective portion of the FFAs qualified as cash flow hedges for accounting purposes.

At November 9, 2007 the liability related to the fair market value of the FFAs has been increased in $23.3 million from September 30, 2007 to $56.8 million. However, these amounts are likely to vary materially as a result of changes in market conditions.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be stronger during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in the first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, typically from May through October of each year.

Legal Proceedings

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the “Paraguayan Customs Authority”). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Tax authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did paid their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where we claim to be equally non liable. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines. On October 19, 2007, we presented a report by an expert which is highly favorable for our position.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $2.6 million (including interest), together with certain fines that have not been determined yet. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial impact on the results of the company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Third quarter ended September 30, 2007 compared to third quarter ended September 30, 2006 and Nine months ended September 30, 2007 compared to Nine months ended September 30, 2006.

The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars.

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006	Percent Change
Revenues
Attributable to River Business	$24,640	$22,385	$69,665	$59,324	17%
Attributable to Offshore Supply Business	11,359	7,456	30,153	17,869	69%
Attributable to Ocean Business	13,407	9,924	39,237	30,365	29%
Attributable to Passenger Business	13,684	10,789	24,887	20,152	23%

Total	63,090	50,554	163,942	127,710	28%

Voyage expenses
Attributable to River Business	(11,469)	(9,186)	(29,767)	(25,117)	19%
Attributable to Offshore Supply Business	(444)	(156)	(1,066)	(3,317)	(68%)
Attributable to Ocean Business	(16)	(178)	(511)	(600)	(15%)
Attributable to Passenger Business	(3,809)	(1,990)	(7,513)	(3,694)	103%

Total	(15,738)	(11,510)	(38,857)	(32,728)	19%

Running cost
Attributable to River Business	(6,997)	(5,361)	(18,677)	(14,624)	28%
Attributable to Offshore Supply Business	(3,770)	(1,834)	(9,578)	(3,664)	161%
Attributable to Ocean Business	(4,326)	(3,207)	(11,720)	(10,082)	16%
Attributable to Passenger Business	(5,439)	(4,106)	(13,604)	(9,105)	49%

Total	(20,532)	(14,508)	(53,579)	(37,475)	43%

Amortization of dry dock & intangible assets	(1,939)	(2,005)	(6,039)	(6,386)	(5%)
Depreciation of vessels and equipment	(7,034)	(5,310)	(19,391)	(13,916)	39%
Management fees and administrative and commercial expenses	(4,585)	(3,328)	(14,425)	(8,868)	63%
Other operating income	513		578

Operating profit	13,775	13,893	32,229	28,337	14%

Financial expense	(4,997)	(5,675)	(14,639)	(15,344)	(5%)
Financial income	1,056	3	2,296	276	732%
Net loss on FFAs	(13,162)	0	(16,235)	0	-
Investment in affiliates	161	(143)	454	674	(33%)
Other income (expense)	(147)	681	(400)	743

Total other expenses	(17,089)	(5,134)	(28,524)	(13,651)	109%

Income (loss) before income taxes and minority interest	(3,314)	8,759	3,705	14,686	(75%)
Income taxes	(1,246)	(319)	(5,032)	(398)	1,164%
Minority interest	(180)	(471)	(503)	(1,010)	(50%)

Net income (loss) for the period	$(4,740)	$7,969	$(1,830)	$13,278

Revenues. Total revenues from our River Business increased by $10.4 million or 17% from $59.3 million for the nine months ended September 30, 2006 to $69.7 million for the same period in 2007. This growth is mainly attributable to an 18.2% increase in volumes loaded as compared to the same period of 2006.

Total revenues from our Offshore Supply Business increased from $17.9 million for the nine months ended September 30, 2006 to $30.2 million for the same period in 2007, or an increase of 69%.  This increase is mainly attributable to the operations of the UP Topazio and UP Agua-Marinha for the full nine months ending September 30, 2007 compared to three and six months, respectively, of operation in the same nine months of 2006 and the start of operations of our UP Diamante in May 2007, coupled with higher average rates obtained by our vessels in the North Sea and by the UP Agua-Marinha in Brazil, when compared to rates for the same period in 2006.

Total revenues from our Ocean Business increased from $30.4 million for the nine months ended September 30, 2006 to $39.2 million for the nine months ended September 30, 2007, or an increase of 29%. This increase is primarily attributable to the higher time charter rates obtained by our vessels Princess Katherine and Princess Susana as compared to the first nine months of 2006, the start of operations of the Alejandrina in March 2007 and the Amadeo in September 2007, partially offset by the lesser number of operational days of our vessels Miranda I, Princess Nadia and Alianza G3 due to the double hull conversion works of the former and the scheduled drydocking / repairs of the latter two vessels, as well as the unscheduled off hire of our Princess Susana due to damage to her propeller and aft seal following entanglement with a port buoy, partially compensated by our Loss of Hire insurance policy accounted for under other operating income.

Total revenues from our Passenger Business increased 23% from $20.2 million in the first nine months of 2006 to $24.9 million in the same period of 2007. This increase is primarily attributable to higher revenues from our Blue Monarch (formerly named Grand Victoria ) which operated on a full ticket revenue basis in the first nine months of 2007 as opposed to operating on a deck and engine time charter in the same period of 2006, and the off season employment the New Flamenco obtained as a floating hotel for various events during January and February 2007, partially offset by the fact that New Flamenco started her European summer season in March 2006 while in 2007 she commenced this service in May in accordance with the contract she has with a Spanish Tour Operator.

Voyage expenses. In the nine months ended September 30, 2007, voyage expenses of our River Business were $29.8 million, as compared to $25.1 million for the same period of 2006, an increase of $4.7 million. The increase is mainly attributable to higher fuel expenditure and port expenses on the River Business, consistent with a larger volume of cargo carried in 2007.

In the nine months ended September 30, 2007, voyage expenses of our Offshore Supply Business were $1.1 million, as compared to $3.3 million for the same period of 2006. This decrease is primarily attributable to the effect of the bareboat charter paid for the PSVs UP Esmeralda and UP Safira during the three months of 2006 prior to the consolidation of UP Offshore as from the second quarter of 2006, partially offset by the operation of the UP Topazio (which was delivered to us in September 2006) for the entire first nine months of 2007 and the delivery and entry into operation of the UP Diamante in May 2007.

In the nine months ended September 30, 2007, voyage expenses of our Ocean Business were $0.5 million, as compared to $0.6 million for the same period of 2006. This decrease is mainly attributable to a decrease in voyage expenses of our Capesize OBO fleet and a decrease in voyage expenses from our Miranda I due to her double hull conversion works, partially offset by the voyage expenses related to the positioning COA employment of our Alejandrina.

In the nine months ended September 30, 2007, voyage expenses of our Passenger Business were $7.5 million as compared to $3.7 million for the same period in 2006. This increase is mainly attributable to the fuel expenses, port costs and passenger food costs related to the operation of the Blue Monarch under her new operation in the Aegean and the higher off season activity of the New Flamenco, partially offset by her later start in May 2007.

Running costs. For the nine months ended September 30, 2007, running costs of our River Business were $18.7 million, as compared to $14.6 million for the same period in 2006, an increase of $4.1 million. This increase is mainly attributable to an increase in our boat costs such as crew, supplies and repairs consistent with the increase in volumes carried and the seven months of operation of the Otto Candies convoy since its acquisition in March 2007 and the entry into service in August 2007 of the additional 33 barges and one pushboat that we purchased in United States of America.

For the nine months ended September 30, 2007, running costs of our Offshore Supply Business were $9.6 million, as compared to $3.7 million for the same period in 2006. This increase is primarily attributable to the operation of the UP Agua-Marinha and UP Topazio for the full nine months ended September 30, 2007 compared with six months of operation of the UP Agua-Marinha in the same period of 2006, the UP Topazio which was only delivered to us in September 2006 and to the start of operations of our UP Diamante in May 2007.

For the nine months ended September 30, 2007, running costs of our Ocean Business were $11.7 million, as compared to $10.1 million for the same period in 2006. The increase is mainly attributable to the start of operations of our new product carrier Alejandrina and to one month of operations of our Amadeo, partially offset by a lower number of operational days of our vessels Miranda I and Alianza G3 due to their double hull conversion works and repair works, respectively, and by lower days in operation of our Princess Nadia in January 2007 due to her dry dock.]

For the nine months ended September 30, 2007, running costs of our Passenger Business were $13.6 million, compared to $9.1 million for the same period in 2006. This increase is mainly attributable to the higher running costs of our Blue Monarch related to her Aegean Sea operation (as compared to her deck and engine time charter in the same period of 2006) and the off season employment of the New Flamenco which was not present in the first nine months of 2006, partially offset by her later start in May 2007.

Amortization of dry docking and intangible assets. For the nine months ended September 30, 2007, amortization of dry docking and special survey costs were $5.5 million as compared to $6 million for the same period in 2006. This decrease is primarily attributable to the reduced level of amortization of drydock of Princess Marina and Alianza G3 in 2007, partially offset by the increase in the amortization of dry dock expense on our passenger vessel New Flamenco. Amortization of intangible assets was $0.6 million for the nine months ended September30, 2007 as compared to $0.4 million for the same period in 2006. The increase is primarily attributable to the amortization of intangible assets related to the purchase of Ravenscroft as our subsidiary for the full nine months ended September 30, 2007 as compared to six months in the same period of 2006.

Depreciation of vessels and equipment. Depreciation increased by $5.5 million, or 39%, to $19.4 million for the nine months ended September 30, 2007 as compared to $13.9 million for the same period in 2006. This increase is primarily attributable to the combined effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006, the additional depreciation associated with the acquisitions of the Alejandrina, Otto Candies convoy and the entry into operation of the Amadeo, the delivery by the yard and entry into operation of the UP Diamante, a full nine-month period of depreciation of our vessel Blue Monarch as compared to six months starting after her entry into operations during first half 2006, the increased value of our vessel New Flamenco (which was fully refurbished in the first quarter of 2006), the increased value of our Miranda I (which was converted to double hull during the second quarter of 2007), the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program.

Management fees and administrative and commercial expenses. Management fees and administrative expenses were $14.4 million for the nine months ended September 30, 2007 as compared to $8.9 million for the same period in 2006. This increase of $5.5 million is mainly attributable to the effect of the consolidation of UP Offshore and Ravenscroft as our subsidiaries from the second quarter of 2006 and the cost of the compensation granted to the Board in the form of stock options and grants of stock in the fourth quarter of 2006.

Other operating income. Did not change significantly.

Operating profit. Operating profit for the nine months ended September 30, 2007 was $32.2 million, as compared to $28.3 million for the same period in 2006, an increase of $3.9 million. This increase is mainly attributable to the effect of the consolidation of UP Offshore (as from the second quarter of 2006) which had an average of four and a half ships working for the first nine months of 2007 as compared to only three ships, in average, during the first nine months of 2006 ($13.1 million) and improved performance of our Ocean ($11.0 million) Business, partially offset by a loss in the Passenger Business of $1.1 million compared with a profit of $4.6 million in 2006, and by higher management fees and administrative and commercial expenses.

Financial expense. Financial expense did not change significantly, since the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 was largely offset by the full cancellation of our indebtedness in the River Business in October 2006.

Net loss on FFAs. The net loss on FFAs increased to $16.2 million for the nine months ended September 30, 2007 as compared to zero in 2006 because the Company had no FFAs in place by the end of the same period of 2006.

Minority Interest. Minority Interest for the nine months ended September 30, 2007 was $0.5 million, as compared to $1.0 million for the same period in 2006, a decrease of $0.5 million. This decrease is mainly attributable to the acquisition of the minority interest in our River Business of International Finance Corporation in 2006 and to the sale of a Terminal in Mexico by our subsidiary Ultracape in 2006.

Income tax. The charge for nine months ended September 30, 2007 was $5.0 million, compared with $0.4 million for the same period in 2006. The higher charge in 2007 compared with 2006 principally reflects the deferred income tax charge from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business (which is consolidated since the second quarter of 2006) of $3.6 million, as well as the tax liability in Brazil under the accelerated depreciation scheme our Brazilian subsidiary is utilizing for Brazilian tax purposes.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue-producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be limited by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of September 30, 2007, we had aggregate indebtedness of $270.8 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, consolidated indebtedness of our subsidiary UP Offshore (Bahamas) Limited of $70.3 million under two senior loan facilities with DVB, indebtedness of our subsidiary Stanyan Shipping Inc. of $13.2 million under a senior loan facility with Natixis, and a credit facility of our subsidiary Danube Maritime Inc. with BNP Paribas of $7.3 million.

At September 30, 2007, we had cash and cash equivalents on hand of $59.1 million. In addition, we had $9.6 million in non current restricted cash. Additionally, we had $35.7 million in restricted cash under our margin account with BNP Paribas related to our FFAs, this amount is not shown as restricted cash because it has been netted off our liabilities related to the fair value of the FFAs.

Operating Activities

In the nine months ended September 30, 2007, we generated $42.7 million in cash flow from operations compared to $26.2 million in the same period of 2006. We had a net loss of $1.8 million for the first nine months ended September 30, 2007, as compared to a net income of $13.3 million in the same period of 2006, a decrease of $15.1 million. Included in the result for the first nine months ended September 30, 2007 are $14.3 million in non-cash losses due to the mark-to-market under our FFAs and a non-cash loss of $3.6 million due to a deferred income tax charge from unrealized foreign currency exchange rate gains on U.S. Dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

During the nine months ended September 30, 2007, we disbursed $13.8 million to purchase 100% of the shares of Compania Paraguaya de Transporte Fluvial and 100% of the shares of Candies Paraguayan Ventures LLC, and $29.8 million to enlarge and refurbish barges and pushboats and as part of the purchase of 33 Mississippi barges and one pushboat in our River Business; $9.1 million to fund the advance on the two PSVs that are being constructed in India and $8.7 million in respect of PSV vessels UP Diamante (delivered to us in May 2007) and UP Rubi , under construction in Brazil, in our Offshore Supply Business; $15.8 million related to the purchase of the Alejandrina and $13.0 million to convert the Amadeo and the Miranda I into double hull and in repair works for the Alianza G3 in our Ocean Business; and finally $2.8 million to refurbish the Blue Monarch in our Passenger Business. We also disbursed $42.0 million to fund a margin account in connection with our FFAs.

Financing Activities

Net cash provided by financing activities was $142.4 million during the nine months ended September 30, 2007, compared to net cash used in financing activities of $8.3 million during the same period of 2006. The increase in cash provided by financing activities from 2007 to 2006 is mainly attributable to the net proceeds of our follow-on offering of $91.1 million, the $61.3 million loan agreement with DVB in our Offshore Supply Business and the draw down of our senior loan facility with Natixis for $13.6 million, partially offset for the early repayment of our indebtedness in the Offshore Supply Business for $25.3 million.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations and the scheduled installments of our new vessels under construction, setting up our new yard for building barges in Argentina, potentially acquiring second-hand vessels, covering margin calls and settlements under our outstanding FFAs, increasing the size of some of our barges and purchasing new engines for our line pushboats. We cannot assure that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, bank debt and other financial instruments, although it is possible these sources will not be available to us.

Supplemental Information

The following table reconciles our EBITDA to our net income:

($000)	Nine Months Ended September 30,
	2007	2006

Net Income (loss)	$(1,830)	$13,278
Plus
Financial expense	14,639	15,344
Income taxes	5,032	398
Depreciation and amortization	25,430	20,302

EBITDA(1)	$43,271	$49,322

The following tables reconcile our EBITDA to our Operating profit (loss) for the nine months ended September 30, 2007 and 2006, on a consolidated and a per segment basis:

($000)	Nine Months Ended September 30, 2007
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$9,262	$13,076	$11,040	$(1,149)	$32,229
Depreciation and amortization	7,134	3,175	10,968	4,153	25,430
Investment in affiliates / Minority interest	(72)	(519)	542		(49)
Other, net(3)	(415)	16	27	(28)	(400)
Net income (loss) on FFAs			(16,235)		(16,235)

Segment EBITDA	$15,909	$15,748	$6,342	$2,976	$40,975

Items not included in segment EBITDA
Financial income					2,296

Consolidated EBITDA(2)					$43,271

($000)	Nine Months Ended September 30, 2006
	River	Offshore Supply	Ocean	Passenger	TOTAL

Operating profit (loss)	$9,788	$7,914	$6,042	$4,593	$28,337
Depreciation and amortization	5,879	1,400	10,792	2,231	20,302
Investment in affiliates / Minority interest	(317)	(171)	152		(336)
Other, net(3)	(138)	69	812		743

Segment EBITDA	$15,212	$9,212	$17,798	$6,824	$49,046

Items not included in segment EBITDA
Financial income					276

Consolidated EBITDA(2)	$49,322

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

(2) The reconciliation of our consolidated EBITDA to our Net income (loss) is set forth in the first table shown under section “Supplemental Information” in this filing.

(3) Individually not significant.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements at September 30, 2007

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Financial statements

– Condensed consolidated balance sheets at September 30, 2007 (unaudited) and December 31, 2006	- 1 -

– Condensed consolidated statements of income for the nine-month periods ended September 30, 2007 and 2006 (unaudited)	- 2 -

– Condensed consolidated statements of changes in shareholders’ equity for the nine-month periods ended September 30, 2007 and 2006 (unaudited)	- 3 -

– Condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2007 and 2006 (unaudited)	- 4 -

– Notes to condensed consolidated financial statements	- 5 -

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except per value and share amounts)

	At September 30, 2007 (Unaudited)	At December 31, 2006
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$59,144	$20,648
Accounts receivable, net of allowance for doubtful accounts of $244 and $709 in 2007 and 2006, respectively	16,051	17,333
Receivables from related parties	4,064	3,322
Marine and river operating supplies	3,115	3,020
Prepaid expenses	4,983	2,530
Other receivables	10,425	7,917
Total current assets	97,782	54,770
NONCURRENT ASSETS

Other receivables	4,980	6,368
Receivables from related parties	1,995	2,280
Restricted cash	9,636	1,088
Vessels and equipment, net	418,860	333,191
Dry dock	8,963	9,673
Investment in affiliates	2,739	2,285
Intangible assets	3,159	3,748
Goodwill	5,015	5,015
Other assets	5,659	6,014
Deferred tax assets	2,191	1,947
Total noncurrent assets	463,197	371,609
Total assets	$560,979	$426,379

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$15,984	$13,491
Payable to related parties	-	420
Accrued interest	5,977	1,691
Current portion of long-term financial debt	7,108	4,700
Other payables	3,606	2,469
Total current liabilities	32,675	22,771
NONCURRENT LIABILITIES

Long-term debt	180,000	180,000
Financial debt, net of current portion	83,726	34,294
Deferred tax liability	10,091	6,544
Other payables	-	250
Total noncurrent liabilities	273,817	221,088
Total liabilities	306,492	243,859

MINORITY INTEREST	3,506	3,091

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 33,443,030 and 28,346,952 shares issued and outstanding in 2007 and 2006, respectively	334	283
Additional paid-in capital	266,243	173,826
Accumulated earnings (losses)	3,401	5,231
Accumulated other comprehensive income (loss)	(18,997)	89
Total shareholders’ equity	250,981	179,429
Total liabilities, minority interest and shareholders’ equity	$560,979	$426,379

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2007	2006
REVENUES

Revenues from third parties	$160,990	$125,010
Revenues from related parties	2,952	2,700
Total revenues	163,942	127,710

OPERATING EXPENSES

Voyage expenses	(38,857)	(32,728)
Running costs	(53,579)	(37,475)
Amortization of dry docking	(5,450)	(5,993)
Depreciation of vessels and equipment	(19,391)	(13,916)
Management fees to related parties	-	(511)
Amortization of intangible assets	(589)	(393)
Administrative and commercial expenses	(14,425)	(8,357)
Other operating income	578	-
	(131,713)	(99,373)
Operating profit	32,229	28,337

OTHER INCOME (EXPENSES)

Financial expense	(14,639)	(15,344)
Net loss on FFAs	(16,235)	-
Financial income	2,296	276
Investment in affiliates	454	674
Other, net	(400)	743
Total other expenses	(28,524)	(13,651)

Income before income taxes and minority interest	3,705	14,686

Income taxes	(5,032)	(398)
Minority interest	(503)	(1,010)
Net (loss) income	$(1,830)	$13,278

Basic net (loss) income per share	$(0.06)	$0.86
Diluted net (loss) income per share	$(0.06)	$0.85
Basic weighted average number of shares	31,061,380	15,500,000
Diluted weighted average number of shares	31,061,380	15,555,475

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

Balance	Shares amount	Common stock	Additional paid-in capital	Accumulated earnings (losses)	Accumulated other comprehensive income (loss)	Total

December 31, 2005	15,500,000	$155	$48,418	$(5,295)	$196	$43,474

Comprehensive income:
– Net income	-	-	-	13,278	-	13,278
– Net loss on EURO hedge agreement designated as cash flow hedge	-	-	-	-	(6)	(6)
Total comprehensive income						13,272
September 30, 2006	15,500,000	$155	$48,418	$7,983	$190	$56,746

December 31, 2006	28,346,952	$283	$173,826	$5,231	$89	$179,429

Issuance of common stock	5,096,078	51	96,774	-	-	96,825

Underwriting fees and issuance expenses	-	-	(5,731)	-	-	(5,731)

Compensation related to options and restricted stock granted	-	-	1,374	-	-	1,374

Comprehensive loss:
– Net loss	-	-	-	(1,830)	-	(1,830)
– Net loss on EURO hedge agreement designated as cash flow hedge	-	-	-	-	(6)	(6)
– Net income on forward fuel purchase agreements designated as cash flow hedge	-	-	-	-	98	98
– Net loss on FFAs designated as cash flow hedge	-	-	-	-	(19,178)	(19,178)
Total comprehensive loss						(20,916)
September 30, 2007	33,443,030	$334	$266,243	$3,401	$(18,997)	$250,981

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(1,830)	$13,278

Adjustments to reconcile net (loss) income to net cash provided by operating activities:

Depreciation of vessels and equipment	19,391	13,916
Amortization of dry docking	5,450	5,993
Expenditure for dry docking	(4,740)	(1,188)
Net loss on FFAs	16,235	-
Amortization of intangible assets	589	393
Share-based compensation	1,374	-
Note issuance expenses amortization	750	811
Minority interest in equity of subsidiaries	503	1,010
Net (gain) from investment in affiliates	(454)	(674)
Allowance for doubtful accounts	142	417
(Gain) on disposal of assets	-	(630)

Changes in assets and liabilities net of effects from purchase of Otto Candies in 2007 and UP Offshore (Bahamas) and Ravenscroft in 2006:
Decrease (increase) in assets:
Accounts receivable	1,219	(7,240)
Receivable from related parties	(457)	(626)
Marine and river operating supplies	(95)	(674)
Prepaid expenses	(2,438)	(1,648)
Other receivables	(1,293)	(3,005)
Other	466	(264)
Increase (decrease) in liabilities:
Accounts payable	2,144	3,184
Payable to related parties	(420)	(770)
Other	6,136	3,937
Net cash provided by operating activities	42,672	26,220

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($16,277 and $4,401 in 2007 and 2006 for vessels in construction)	(89,879)	(21,293)
Purchase of Otto Candies, net of cash acquired	(13,772)	-
Funding cash collateral of FFAs	(41,992)	-
Cash settlements of FFAs	(935)	-
Decrease in loans to related parties	-	11,391
Proceeds from disposal of assets	-	2,630
Other	-	139
Net cash (used in) investing activities	(146,578)	(7,133)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(5,104)	(6,184)
Early repayment of long-term financial debt	(25,300)	-
Payments of deferred costs related to shares public offering	-	(1,586)
Proceeds from common shares public offering, net of issuance costs	91,094	-
Proceeds from long-term financial debt	82,244	-
Other	(532)	(563)
Net cash provided by (used in) financing activities	142,402	(8,333)
Net increase in cash and cash equivalents	38,496	10,754

Cash and cash equivalents at the beginning of year	$20,648	$7,914
Cash and cash equivalents at the end of period	$59,144	$18,668

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the nine-month periods ended September 30, 2007 and 2006 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea.  In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina.  In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information.  The consolidated balance sheet at December 31, 2006, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

b)	Earnings per share:

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share (“SFAS 128”) basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the relevant periods. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

Antidilutive instruments are excluded from net income (loss) per share calculations in all periods for which they are antidilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the nine-month periods ended September 30,
	2007	2006

Net (loss) income	$(1,830)	$13,278

Basic weighted average number of shares	31,061,380	15,500,000

Effect on dilutive shares:

Options and restricted stock	-	-

Warrants issued	-	55,475

Diluted weighted average number of shares	31,061,380	15,555,475

Basic net (loss) income per share	$(0.06)	$0.86

Diluted net (loss) income per share	$(0.06)	$0.85

3.	ACQUISITION OF 100% OF OTTO CANDIES

On March 7, 2007, the Company through its subsidiaries in the River Business acquired all of the issued and outstanding shares of Candies Paraguayan Ventures LLC and Compañía Paraguaya de Transporte Fluvial S.A. (the “Otto Candies acquisition”) for $13,797 in cash.  At time of acquisition, Otto Candies owned 12 river barges and 1 pushboat valued at $13,679 and had cash of $25, other current assets of $442 and outstanding current liabilities of $349.

The results of the Otto Candies acquisition are included in the unaudited condensed consolidated financial statements since the date of acquisition.

Due to immateriality, the Company has not prepared pro forma information related to this acquisition.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at September 30, 2007 and December 31, 2006 were as follows:

	At September 30, 2007	At December 31, 2006

Ocean-going vessels	$184,680	$152,122
River barges and pushboats	172,718	125,172
PSVs	113,578	87,599
Construction of PSVs in progress	17,743	34,943
Advance for PSVs construction	9,120	-
Passenger vessels	41,127	38,321
Furniture and equipment	6,583	7,571
Building, land and operating base	13,847	8,782
Total original book value	559,396	454,510
Accumulated depreciation	(140,536)	(121,319)
Net book value	$418,860	$333,191

At September 30, 2007, the net book value of the assets pledged as a guarantee of the debt was approximately $227,400.

-	PSVs Construction

On July 25, 2007, UP Offshore (Bahamas) Ltd. reached an agreement with a shipyard in China upon the main terms to construct two PSVs with deliveries commencing in second half 2009 with an option for two more PSVs.  The price for each new PSV to be constructed in China is $25,000 to be paid in five installments of 20% of the contract price each, prior to delivery.  The effectiveness of this agreement is contingent upon the shipyard providing a refund guarantee for this contract.

On February 21, 2007, UP Offshore (Bahamas) Ltd. signed a shipbuilding contract with a shipyard in India for construction of two PSVs with a combined cost of $43,300, with the delivery schedule beginning in 2009.  The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.  At September 30, 2007, UP Offshore (Bahamas) Ltd. paid the first installment of $8,660 which is recorded under Advance for PSVs construction.

On June 13, 2007 UP Offshore (Bahamas) Ltd. exercised the option to acquire two additional PSVs which will be delivered in March and July 2010 for a total cost of $ 43,300.  At September 30, 2007 no advances had been made.

In June 2003, UP Offshore Apoio Maritimo Ltda. (our Brazilian subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

The four PSVs were to be built by EISA at a combined cost of $69,750. Two of the four PSVs, were delivered in 2006 and the third one in May 2007.  The total remaining commitment at September 30, 2007 for the last PSV cost is approximately $7,700, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the PSV in service.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

-	Delivery of Alejandrina

On January 5, 2007 the Company took delivery of the Alejandrina and paid the balance of the purchase price of $15,300.

-	Acquisition of 33 river barges and a push boat

On June 14, 2007 the Company, through its subsidiaries in the River Business, purchased 33 river barges and a push boat for a total contract price of $7,852. The Company had also incurred $5,949 in additional costs relating to the acquisition of the barges.

-	Sale of Princess Marina

On July 10, 2007, we signed a memorandum of Agreement (MOA) to sell our Aframax vessel Princess Marina, for a total purchase price of $18,100 net of commissions and was delivered to her new owners on October 11, 2007.  Her carrying value at September 30, 2007, amounted to $7,527.

-	Acquisition of engines in the River Business

On July 10, 2007, we contracted to purchase 18 new heavy fuel engines for some of our large and medium sized pushboats in our River Business.  The total purchase price of the engines is approximately €15,600 with deliveries ranging between March and December 2009. As of September 30, 2007 we had paid €3,100 as advance under these contracts.

-	Acquisition of 12 river barges

On September 26, 2007, the Company, through its subsidiaries in the River Business purchased 12 river barges.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term debt and other financial debt at September 30, 2007 and December 31, 2006:

	Financial institution /		Nominal value			Nominal annual
	Other	Due-year	Current	Noncurrent	Total	interest rate

Ultrapetrol (Bahamas) Ltd.	Private Investors Notes)	2014	$ -	$ 180,000	$ 180,000	9.000%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,633	53,197	57,830	Libor + 1.200%
UP Offshore Apoio	DVB AG Tranche A	Through 2016	900	10,675	11,575	Libor + 1.200%
UP Offshore Apoio	DVB AG Tranche B	Through 2009	667	278	945	Libor + 1.200%
Stanyan Shipping Inc.	Natixis	Through 2017	908	12,254	13,162	6.380%
Danube Maritime Inc.	BNP Paribas	Through 2009	-	7,322	7,322	Libor + 0.750%
At September 30, 2007			$ 7,108	$ 263,726	$ 270,834
At December 31, 2006			$ 4,700	$ 214,294	$ 218,994

a)	Loan with DVB Bank AG (DVB AG) of up to $61,306

On December 28, 2006 UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) as Borrower, Packet Maritime Inc., Padow Shipping Inc. and UP Offshore Apoio Maritimo Ltda. (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a $61,306 loan agreement with DVB AG for the purposes of providing post delivery re-financing of our Panamanian registered PSVs named UP Safira and UP Esmeralda and the Brazilian registered PSV UP Topazio.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

The loan bears interest at LIBOR rate plus 1.20% per annum with quarterly principal and interest payments and maturing through December 2016. Beginning in March 2007, the principal payments equal to the regularly scheduled quarterly principal payments ranging from $1,075 to $1,325 with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $387.5 on each repayment date.

The loan is secured by a first priority mortgage on the UP Safira, UP Esmeralda and UP Topazio and by a second priority mortgage on the UP Agua - Marinha and is jointly and severally irrevocably and unconditionally guaranteed by Packet Maritime Inc., Padow Shipping Inc., UP Offshore Apoio Marítimo Ltd. and Ultrapetrol (Bahamas) Limited.  The loan also contains customary covenants that limit, among other things, the Borrower’s ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full.  Further, the loan agreement requires until December 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

During the period we drew down the full amount of the loan.  At September 30, 2007 the principal outstanding balance was $57,830.

b)	Loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (our wholly owned subsidiary in the Ocean Business and the owner of the M/V Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis to provide post-delivery finance secured on the Alejandrina. The loan shall be repaid by 40 equal consecutive quarterly installments of $227 each together with a balloon installment of $4,536 payable with the final installment and maturing through January 2017. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.25% per annum thereafter.

The loan is secured by a mortgage on the M/V Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

During the period we drew down the full amount of the loan.  At September 30, 2007 the principal outstanding balance was $13,162.

c)	Loan with the DVB Bank America (DVB NV) of up $30,000:

On April 27, 2005 UP Offshore (Panama) S.A. (our subsidiary in the Offshore Supply Business) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing shareholder loans.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

In January 2007, the Company fully prepaid the outstanding principal balance of the loan of $25,300 with the proceeds of the loan with DVB Bank AG of up to $61,306 (see Note 5.a).

6.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Paraguayan Customs Dispute

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $539 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of approximately $2,500 (including interest) together with certain fines that have not been determined yet.  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

7.	FORWARD FREIGHT AGREEMENTS

During the second quarter of 2007 the Company entered into Forward Freight Agreements (“FFAs”) with an objective to utilize them as economic hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business. These FFAs involve a contract to provide a fixed number of days at fixed rates. These contracts are going to be net settled each month with the Company receiving a fixed rate per day and paying a floating amount based on the average of the 4 Capesize Time Charter Routes (“C4TC”).

We entered into FFAs via BNP Paribas Commodity Futures Limited ("BNP Paribas") to LCH.Clearnet ("LCH"), a London clearing house.

At September 30, 2007 the outstanding FFAs entered by the Company were as follows:

Days	Fixed rate Received ($/Day)	Floating rate paid	Nominal amount	Settlement date

46	85.000	C4TC	3,910	October to December 2007

366	77.250	C4TC	28,273	January to December 2008

180	80.000	C4TC	14,400	January to December 2008

180	79.500	C4TC	14,310	January to December 2008

180	51.000	C4TC	9,180	January to December 2009
			$ 70,073

Certain FFAs qualified as cash flow hedges for accounting purposes at September 30, 2007 with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as a loss amounting to $19,178.  The qualification of a cash flow hedge for accounting purposes may depend upon the predicted routes of some of our vessels matching those taken into consideration in calculating the value of the FFAs we have entered into as economic hedge instruments.  A significant difference between both may result in amounts accounted for as other comprehensive income (loss) becoming unrealized profits or losses in the Company’s statement of income at that time.  All qualifying hedges together with FFAs that do not qualify for hedge accounting are shown at fair value in the balance sheet.

At September 30, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $33,493 is offset against the cash collateral amounted to $41,992.  The Company recorded an aggregate net unrealized loss of $14,315 and a realized loss of $1,920 for the nine-month period ended September 30, 2007, which is reflected on the Company’s statement of income as Other income (expenses) – Net loss on FFAs for transactions involving FFAs, which have not been designated as hedges for accounting purposes and for the ineffective portion of the FFAs qualified as cash flow hedges for accounting purposes.

In connection with these FFAs, as of September 30, 2007, we had transferred $41,992 to cover the margin requirements for these transactions. We had utilized $7,322 under a credit facility of $9,000 we have with BNP Paribas to cover margin requirements. We pay interest of LIBOR plus 0.75% per annum on the amounts withdrawn under the BNP Paribas facility.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

Although the use of a clearing house reduces the Company’s exposure to counterparty credit risk, the Company is exposed to credit loss in the event of non-performance by the counterparty to the FFAs; however, the Company does not currently expect non-performance by the counterparty.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries, Parfina S.A., Oceanpar S.A., UABL Paraguay, Parabal S.A., Yataity, Riverpar and Compañía Paraguaya de Transporte Fluvial S.A. are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries, Ultrapetrol S.A., UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Company’s tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Agenciamientos Afretamentos e Apoio Maritimo Ltda. are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

g)	US federal income tax

Under the United Stated Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the nine-month periods ended September 30, 2007 and 2006 the Company and its subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

h)	United Kingdom

UP Offshore (UK) Limited is not subject to corporate income tax in the United Kingdom, however, it qualifies under UK tonnage tax rules and pays a flat rate based on the NRT of the vessels operating out of the UK, instead of income taxes on trading profits.

9.	RELATED PARTY TRANSACTIONS

At September 30, 2007 and December 31, 2006, the balances of receivables from related parties, were as follows:

	At September 30, 2007	At December 31, 2006
Current:
Receivable from related parties
− Maritima Sipsa S.A.	$1,196	$278
− Puertos del Sur S.A. and O.T.S.	2,758	2,584
− Other	110	460
	$4,064	$3,322
Noncurrent:
Receivable from related parties - Puertos del Sur S.A. (1)	$1,995	$2,280

(1)	This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2008.

At September 30, 2007 and December 31, 2006 the balance of payable to related parties, were as follows:

	At September 30, 2007	At December 31, 2006
Payable to related parties --
Maritima Sipsa S.A.	$-	$420

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

Revenues from related parties

For the nine-month periods ended September 30, 2007 and 2006, the revenues derived from related parties were as follows:

	For the nine-month periods ended September 30,
	2007	2006

Maritima Sipsa S.A. (1)	$2,764	$2,625
Maritima Sipsa S.A. (2)	188	75
	$2,952	$2,700

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution.  The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006.  In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the delivery date of the vessel to February 2007 or at a later date if the charter was further extended, at a purchase price not exceeding $7,700.  In March 2007, the delivery date was postponed to September 2007 and the purchase price was reduced to $3,645.  On September 28, 2007 Marítima Sipsa S.A. delivered the vessel Princess Marina to us.  The transaction was recognized in the Company’s statements of income as a lease, reflecting quarterly payments as charter revenues while the vessel remains presented in the accompanying balance sheets as an asset.

(2)	Management fee billed by Ravenscroft

Since the date of acquisition of Ravenscroft we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina.  The stipulated fee is $21 and $12.5 per month during 2007 and 2006, respectively.

Management fee paid

For the nine-month periods ended September 30, 2007 and 2006, management fees were expensed with the following related parties:

	For the nine-month periods ended September 30,
	2007	2006

Oceanmarine	$-	$150
Ravenscroft Shipping Inc.	-	361
Total	$-	$511

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

We purchased Ravenscroft and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006; accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

Voyage expenses paid to related parties

For the nine-month periods ended September 30, 2007 and 2006, the voyage expenses paid to related parties were as follows:

	For the nine-month periods ended September 30,
	2007	2006

Bareboat charter paid (1)	$-	$2,640
Brokerage commissions (2)	-	319
Commercial commissions (3)	277	63
Total	$277	$3,022

(1)	Bareboat charter paid to related parties

Since the second quarter of 2005, through our subsidiary, Corporación de Navegación Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore (Bahamas) Limited, for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our unaudited condensed consolidated financial statements included the operations of UP Offshore (Panama) S.A., on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date. Prior to the additional acquisition, the equity method was used.

(2)	Brokerage commissions

Ravenscroft from time to time acted as a broker in arranging charters for the Company’s oceangoing vessels for which Ravenscroft charged brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter.

Since March 20, 2006, the date of Ravenscroft acquisition, our unaudited condensed consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date.

(3)	Commercial agreement with Comintra

On June 25, 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra.

Under this agreement Comintra agrees to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.’s fleet of six PSVs with the Brazilian offshore oil industry.  Comintra’s responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

The parties agreed that Comintra’s professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1,500.  At September 30, 2007 the balance amounted to $1,090.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

Operations in OTS S.A.’s terminal

UABL Paraguay, a subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party.

For the nine-month periods ended September 30, 2007 and 2006, UABL Paraguay paid to OTS S.A. $554 and $507, respectively, for this operation.

10.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly entitle to seven votes per share and all other holders of our common stock entitle to one vote per share. The special voting rights of the Original Shareholders are not transferable.

On April 19, 2007 the Company closed on the sale of 5,096,078 new shares of our common stock at $19.00 per share through a public offering.  The proceeds of $96,825 were used:

•	to replace cash on hand of $13,800 used to fund the Otto Candies acquisition, and $8,660 used to fund the first advance of the construction costs of the two PSVs being built in India.

•
to cancel underwriters fees and additional fees and incremental expenses amounted to $5,731, with the remaining $68,734 set aside $34,640 for funding the balance of the construction costs of the two PSVs being built in India, $12,000 to fund the expansion of the capacity of our shipyard in the Hidrovia Region for construction of new barges and $22,094 for general corporate purpose.

On the same date, one of the Original Shareholders sold 7,553,922 (include 1,650,000 shares for the exercise of the over-allotment option from the underwriters) shares of our common stock at $19.00 per share.  The Company did not receive any proceeds from the sale of any shares sold by one of the Original Shareholders.

At September 30, 2007, the issued and outstanding shares are 33,443,030 par value $.01 per share.

At September 30, 2007 and after this transaction our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 3,124,073, 4,735,518 and 159 shares, respectively, which represent 9.30%, 14.10% and 0.0005%, respectively.  The joint voting power for these shares represents approximately 68% of the total voting power.

11.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and Passenger Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

Ocean Business:  In our Ocean Business, we own and operate oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas), two are employed in the spot market in the North Sea and three in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Passenger Business:  We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean, Black and Aegean Seas.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries.  In addition, the Company does not manage its operating profit on a geographic basis.

	For the nine-month periods ended September 30,
	2007	2006
Revenues (1)

− South America	$85,535	$62,260
− Europe	74,021	59,740
− Asia	3,388	4,413
− Other	998	1,297
	$163,942	$127,710
(1) Classified by country of domicile of charterers.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of income.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the nine-month period ended September 30, 2007:

	Ocean Business	River Business		Passenger Business	Offshore Supply Business	Total

Revenues	$39,237	$69,665		$24,887	$30,153	$163,942
Running and voyage expenses	12,231	48,444		21,117	10,644	92,436
Depreciation and amortization	10,968	7,134		4,153	3,175	25,430
Segment operating profit (loss)	11,040	9,262		(1,149)	13,076	32,229
Segment assets	132,221	169,123		39,158	148,578	489,080
Investments in affiliates	875	1,864		-	-	2,739
Income (loss) from investment in affiliates	526	(72)		-	-	454
Additions to long-lived assets	$32,721	$38,075	(1)	$2,806	$16,277	$89,879

(1) Does not include the 12 river barges and 1 pushboat acquired in the Otto Candies acquisition valued at $13,679.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At September 30, 2007

Total assets for reportable segments	$489,080
Other assets	12,755
Corporate cash and cash equivalents	59,144
Consolidated total assets	$560,979

The following schedule presents segment information about the Company’s operations for the nine-month period ended September 30, 2006:

	Ocean Business	River Business	Passenger Business	Offshore Supply Business	Total

Revenues	$30,365	$59,324	$20,152	$17,869	$127,710
Running and voyage expenses	10,682	39,741	12,799	6,981	70,203
Depreciation and amortization	10,792	5,879	2,231	1,400	20,302
Segment operating profit	6,042	9,788	4,593	7,914	28,337
Income (loss) from investment in affiliates	396	(51)	-	329	674
Additions to long-lived assets	$971	$6,030	$9,891	$4,401	$21,293

12.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company’s subsidiaries directly involved in our Ocean, River and Passenger Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT SEPTEMBER 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$260,592	$44,508	$6,268	$(307,304)	$4,064
Other current assets	44,014	17,878	31,826	-	93,718
Total current assets	304,606	62,386	38,094	(307,304)	97,782

Noncurrent assets
Vessels and equipment, net	-	136,751	283,301	(1,192)	418,860
Investment in affiliates	128,678	-	2,739	(128,678)	2,739
Other noncurrent assets	5,668	17,046	18,884	-	41,598
Total noncurrent assets	134,346	153,797	304,924	(129,870)	463,197
Total assets	$438,952	$216,183	$343,018	$(437,174)	$560,979

Current liabilities
Payables to related parties	$1,097	$203,867	$102,340	$(307,304)	$-
Other financial debt	-	-	7,108	-	7,108
Other current liabilities	6,874	5,754	12,939	-	25,567
Total current liabilities	7,971	209,621	122,387	(307,304)	32,675

Noncurrent liabilities
Long-term debt	180,000	-	-	-	180,000
Financial debt, net of current portion	-	7,322	76,404	-	83,726
Other payables	-	149	9,942	-	10,091
Total noncurrent liabilities	180,000	7,471	86,346	-	273,817
Total liabilities	187,971	217,092	208,733	(307,304)	306,492

Minority interests	-	-	-	3,506	3,506

Shareholders’ equity	250,981	(909)	134,285	(133,376)	250,981

Total liabilities, minority interests and shareholders’ equity	$438,952	$216,183	$343,018	$(437,174)	$560,979

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$198,033	$26,615	$13,158	$(234,484)	$3,322
Other current assets	16,191	13,351	21,906	-	51,448
Total current assets	214,224	39,966	35,064	(234,484)	54,770

Noncurrent assets
Vessels and equipment, net	-	130,666	205,990	(3,465)	333,191
Investment in affiliates	142,759	-	2,285	(142,759)	2,285
Other noncurrent assets	6,233	10,732	19,168	-	36,133
Total noncurrent assets	148,992	141,398	227,443	(146,224)	371,609
Total assets	$363,216	$181,364	$262,507	$(380,708)	$426,379

Current liabilities
Payables to related parties	$1,097	$144,779	$89,028	$(234,484)	$420
Other financial debt	-	-	4,700	-	4,700
Other current liabilities	2,690	4,289	10,672	-	17,651
Total current liabilities	3,787	149,068	104,400	(234,484)	22,771

Noncurrent liabilities
Long-term debt	180,000	-	-	-	180,000
Other financial debt, net of current portion	-	-	34,294	-	34,294
Other noncurrent liabilities	-	346	6,448	-	6,794
Total noncurrent liabilities	180,000	346	40,742	-	221,088
Total liabilities	183,787	149,414	145,142	(234,484)	243,859

Minority interests	-	-	-	3,091	3,091

Shareholders’ equity	179,429	31,950	117,365	(149,315)	179,429

Total liabilities, minority interests and shareholders’ equity	$363,216	$181,364	$262,507	$(380,708)	$426,379

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$63,546	$104,711	$(4,315)	$163,942

Operating expenses	(5,582)	(49,095)	(81,307)	4,271	(131,713)
Operating profit (loss)	(5,582)	14,451	23,404	(44)	32,229

Investment in affiliates	2,687	-	454	(2,687)	454
Other income (expenses)	1,065	(28,498)	(1,545)	-	(28,978)
Income (loss) before income taxes and minority interest	(1,830)	(14,047)	22,313	(2,731)	3,705

Income taxes	-	366	(5,398)	-	(5,032)
Minority interest	-	-	-	(503)	(503)
Net income (loss)	$(1,830)	$(13,681)	$16,915	$(3,234)	$(1,830)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$70,501	$71,500	$(14,291)	$127,710

Operating expenses (income)	(1,395)	(55,536)	(56,690)	14,248	(99,373)
Operating profit (loss)	(1,395)	14,965	14,810	(43)	28,337

Investment in affiliates	15,276	-	674	(15,276)	674
Other income (expenses)	(603)	(11,530)	(2,192)	-	(14,325)
Income (loss) before income taxes and minority interest	13,278	3,435	13,292	(15,319)	14,686

Income taxes	-	(665)	267	-	(398)
Minority interest	-	-	-	(1,010)	(1,010)
Net income (loss)	$13,278	$2,770	$13,559	$(16,329)	$13,278

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$(1,830)	$(13,681)	$16,915	$(3,234)	$(1,830)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	1,271	(2,030)	42,027	3,234	44,502
Net cash (used in) provided by operating activities	(559)	(15,711)	58,942	-	42,672

Intercompany sources	(62,559)	-	-	62,559	-
Non-subsidiary sources	-	(61,887)	(84,691)	-	(146,578)
Net cash (used in) provided by investing activities	(62,559)	(61,887)	(84,691)	62,559	(146,578)

Intercompany sources	-	75,290	(12,731)	(62,559)	-
Non-subsidiary sources	91,006	7,322	44,074	-	142,402
Net cash provided by (used in) financing activities	91,006	82,612	31,343	(62,559)	142,402
Net increase in cash and cash equivalents	$27,888	$5,014	$5,594	$-	$38,496

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$13,278	$2,770	$13,559	$(16,329)	$13,278
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	(12,864)	22,015	(12,538)	16,329	12,942
Net cash (used in) provided by operating activities	414	24,785	1,021	-	26,220

Intercompany sources	(3,132)	-	-	3,132	-
Non-subsidiary sources	11,391	(13,952)	(4,572)	-	(7,133)
Net cash provided by (used in) investing activities	8,259	(13,952)	(4,572)	3,132	(7,133)

Intercompany sources	(2,000)	(11,550)	16,682	(3,132)	-
Non-subsidiary sources	(1,698)	-	(6,635)	-	(8,333)
Net cash provided by (used in) financing activities	(3,698)	(11,550)	10,047	(3,132)	(8,333)
Net increase (decrease) in cash and cash equivalents	$4,975	$(717)	$6,496	$-	$10,754

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS - (Continued)

13.	SUBSEQUENT EVENTS

-	Acquisition of vessel

On October 19, 2007, we entered into a Memorandum of Agreement (MOA) to purchase the Peace Glory (to be renamed Princess Marisol), a 166,000 dwt Capesize vessel, for a total purchase price of $57,000.  We expect to take delivery of the vessel during November 2007.

-	Sale of New Flamenco

On October 22, 2007, we entered into a MOA to sell our larger passenger vessel New Flamenco for a total purchase price of $24,250, before commissions. The vessel was delivered to her buyers on November 6, 2007. At September 30, 2007 her carrying value was $23,600.

-	New loan with DVB Bank AG of up to $25,000

On October 31, 2007 UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) as Borrower entered into a loan agreement relating to a senior secured term loan facility of up to $25,000 with DVB Bank AG for the purposes of providing post delivery re-financing of our Brazilian registered PSV named UP Diamante.

The loan bears interest at LIBOR rate plus 1.50% per annum with quarterly principal and interest payments and maturing through 2017.

The loan is secured by a first priority mortgage on the UP Diamante and is jointly and severally irrevocably and unconditionally guaranteed by our subsidiaries in the Offshore Supply Business and Ultrapetrol (Bahamas) Limited.  The loan also contains customary covenants and events of default.

On November 1, 2007, UP Offshore (Bahamas) Ltd. drew down the full amount of the loan.

-	New loan with Banco BICE of up to $25,000

On October 12, 2007, we entered into a three-year, $15,000, revolving non-secured credit agreement with Banco BICE. Our obligations under this credit agreement are guaranteed by three of our subsidiaries. This loan bears interest at LIBOR rate plus 1.625% per annum.

On October 31, 2007, we and three of our subsidiaries entered into an amendment to the BICE credit agreement (and the corresponding amendments to the guarantees), whereby the revolving line was temporarily extended by $10,000 (to $25,000) and we agreed further to enter (through a subsidiary of ours) into a four-year term secured loan with BICE for a post-delivery financing of the Princess Marisol by January 7, 2008. Upon the entering into the BICE term loan the revolving line will be set up to $10,000 (down from $25,000). This loan bears interest at LIBOR rate plus 2.25% per annum.

On October 29 and November 2, 2007, we drew down $15,000 and $10,000 under the amended BICE credit agreement.